SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20459

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

DONEGAL GROUP INC.

(Name of Issuer)

Class A Common Stock

Class B Common Stock

(Title of Class of Securities)

Class A: 257701201

Class B: 257701300

(CUSIP Number of Class of Securities)

Gregory M. Shepard

7028 Portmarnock Place

Bradenton, FL 34202

(309) 310-1331

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of person(s) filing statement)

November 7, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box    ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Class A CUSIP No. 257701201 and Class B CUSIP No. 257701300

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON Gregory M. Shepard
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power Class A 3,602,900; Class B 397,100
	(8)	Shared voting power -0-
	(9)	Sole dispositive power Class A 3,602,900; Class B 397,100
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person Class A 3,602,900; Class B 397,100
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) Class A 17.96%; Class B 7.12%
(14)	Type of reporting person IN

SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER.

The Schedule 13D filed with the Securities and Exchange Commission on July 12, 2010 (the “Initial 13D”) by the Filing Person with respect to the Class A Shares and Class B Shares of Donegal Group Inc., a Delaware corporation (the “Issuer”), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

ITEM 3	OF THE INITIAL 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:

The Filing Person owns 3,602,900 Class A Shares and 397,100 Class B Shares purchased for $51,924,532 and $6,639,668, respectively (including commissions). The source of funding for the purchase of these Shares was personal funds.

ITEM 4.	PURPOSE OF TRANSACTION

ITEM 4	OF THE INITIAL 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:

On November 5, 2012, the Filing Person submitted the following shareholder proposal to be presented and voted upon at the Issuer’s 2013 Annual Meeting of Shareholders:

RESOLVED: That the shareholders of DGI, assembled at the annual meeting in person and by proxy, hereby request that the Board of Directors immediately engage the services of an investment banking firm to evaluate alternatives that could enhance shareholder value including, but not limited to, a merger or outright sale of DGI, and the shareholders further request that the Board take all other steps necessary to actively seek a sale or merger of DGI on terms that will maximize share value for shareholders.

A copy of the shareholder proposal and its supporting statement are attached hereto as Exhibit 7.1.

The Filing Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, results and strategic direction, price levels of the Class A and Class B Shares, the Issuer’s response to the actions suggested by the Filing Person, actions taken by management and the Board of Directors of the Issuer, other investment opportunities available to the Filing Person and capital availability and applicable regulatory and legal constraints, conditions in the securities and capital markets, and general economic and industry conditions, the Filing Person may, from time to time and at any time, in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, but not limited to: communicating with management, the Board, other stockholders, industry participants and other interested or relevant parties (including financing sources and financial advisors) about the Issuer or proposing a potential or other transaction involving the Issuer and about various other matters, including the operations, business, strategic plans, assets and capital structure of the Issuer or one or more of the other items described in subparagraphs (a)-(j) of Item 4 of Schedule 13D; requesting or proposing one or more nominees to the Board of Directors of the Issuer; purchasing additional securities of the Issuer in the open market or otherwise; entering into financial instruments or other agreements that increase or decrease the Filing Person’s economic exposure with respect to his investment in the Issuer; and/or engaging in any hedging or similar transactions with respect to such holdings. The Filing Person reserves the right to change his current plans and intentions with respect to any and all matters referred to in Item 4 of Schedule 13D based on any of the foregoing factors or otherwise or to sell or distribute some or all of his respective holdings in the Issuer, at any time and from time to time, in the open market, in private transactions or otherwise.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

7.1 Shareholder Proposal and Supporting Statement

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: November 7, 2012

/s/ Gregory M. Shepard
Gregory M. Shepard

Exhibit Index

7.1 Shareholder Proposal and Supporting Statement